NOTICE OF CHANGE OF AUDITOR

Notice Pursuant to Section 4.11 of
National Instrument 51-102 – *Continuous Disclosure Obligations*

TO: **Reliant CPA PC, Newport Beach, CA, USA**

AND TO: **BDO Ziv Haft., Tel Aviv, Israel**

DATED: **November 13, 2025**

Femto Technologies, Inc. (the "**Company**") hereby provides notice (this "**Notice**") pursuant to section 4.11 of National Instrument 51-102 – *Continuous Disclosure Obligations* ("**NI 51-102**") of a change in the auditor of the Company from Reliant CPA PC, Newport Beach, CA, USA (the "**Predecessor Auditor**"), to BDO Ziv Haft of Tel Aviv, Israel (the "**Successor Auditor**"), and confirms the following:

1. The Predecessor Auditor was terminated as auditor of the Company effective as of November 13, 2025;

2. the Successor Auditor has advised the Company of its agreement to be appointed as successor auditor of the Company, effective upon the termination of the Predecessor Auditor's;

3. the Board of Directors of the Company has appointed the Successor Auditor as successor auditor of the Company effective as of November 13, 2025, to fill the vacancy created by the termination of the Predecessor Auditor and to perform the audit of the annual financial statements of the Company for the financial year ended December 31, 2025;

4. the audit committee of the Company has approved the termination of the Predecessor Auditor and the appointment of the Successor Auditor;

5. there were no modified opinions expressed in the auditor's reports of the Predecessor Auditor on the annual financial statements of the Company for the financial years ended December 31, 2024 and 2023; and

6. in the opinion of the Company, there are no "reportable events" (as that term is defined in NI 51-102).

The Company requests that each of the Predecessor Auditor and the Successor Auditor review this Notice and, on or before November 20, 2025, provide the Company with a letter addressed to the British Columbia , and Ontario Securities Commissions stating whether it (i) agrees, (ii) disagrees (and the reasons why), or (iii) has no basis to agree or disagree with the above statements in accordance with section 4.11 of NI 51-102.

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DATED as of the date first set forth above.

FEMTO TECHNOLOGIES INC.

Per: *"Yftah Ben Yaackov"*

Yftah Ben Yaackov
Chief Executive Officer